UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42908

BGIN BLOCKCHAIN LIMITED

#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 9658 5681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Pricing and Closing of Initial Public Offering

On October 22, 2025, BGIN BLOCKCHAIN LIMITED, an exempted company formed in the Cayman Islands (the “Company”), closed its initial public offering (the “IPO”) of 5,000,000 Class A ordinary shares, par value US$0.0000695652173913043 per share (the “Class A Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333- 285108), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2025, as amended, and declared effective by the SEC on September 30, 2025. The Class A Ordinary Shares were priced at $6.00 per share, and the offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Global Market and commenced trading under the ticker symbol “BGIN” on October 21, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated October 20, 2025, with D. Boral Capital LLC (“D. Boral”), as representative of the underwriters with respect to the IPO, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

In connection with the IPO, the Company issued a press release on October 20, 2025, announcing the pricing and trading of the IPO, and a press release on October 22, 2025, announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGIN BLOCKCHAIN LIMITED

Date: October 23, 2025	By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer (principal executive officer)

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement entered into by and between BGIN BLOCKCHAIN LIMITED and D. Boral, dated as of October 20, 2025
99.1	Press Release – BGIN BLOCKCHAIN LIMITED Announces Pricing of Initial Public Offering
99.2	Press Release –BGIN BLOCKCHAIN LIMITED Announces Closing of Initial Public Offering

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